SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

76152G 100
(CUSIP Number)

Rahul Nayar
6700 Indian Creek Drive, Apt 1007

Miami Beach, FL 33141
(917) 710-5220

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 76152G 100

1	Names of Reporting Person. Rahul Nayar
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 515,651
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 515,651
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 515,651
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person IN

Explanatory Note

This Schedule 13D/A is being filed as an amendment (“Amendment No. 4”) to the Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on behalf of Rahul Nayar (the “Reporting Person”), with respect to common stock of Reviva Pharmaceuticals Holdings, Inc. pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 4 relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)       This Amendment No. 4 to Schedule 13D is being filed by the Reporting Person.

(b)       The address of the principal business office of the Reporting Person is 6700 Indian Creek Drive, Apt 1007, Miami Beach, FL 33141.

(c)       The principal business of the Reporting Person is consulting.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Reporting Person is a citizen of the United States.

Item 4.	Purpose of the Transaction

As of June 1, 2021, the Reporting Person executed sales of an aggregate of 46,313 shares of Common Stock. On June 1, 2020, the Issuer closed an underwritten offering of 8,000,000 units, each consisting of one share of Common Stock (or pre-funded warrant in lieu thereof, each a “Pre-Funded Warrant”) and one warrant to purchase 0.75 of a share of Common Stock. Assuming the no sale of the Pre-Funded Warrants, the Issuer would have 17,231,737 issued and outstanding shares following the closing of the offering, as reported in its prospectus filed on May 26, 2021. As a result of the sales by the Reporting Person and the increase in the number of issued and outstanding shares of Common Stock of the Issuer, the Reporting Person ceased to be the beneficial owner of more than 5% of the shares of Common Stock of the Issuer. This Amendment No. 4 constitutes an exit filing for the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 17,231,737 shares of Common Stock outstanding as reported by the Issuer in its prospectus filed on May 26, 2021 (assuming no sale of Pre-Funded Warrants in its underwritten offering) are as follows:

a)		Amount beneficially owned: 515,651	Percentage: 3.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	515,651
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	515,651
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Except as set forth herein and elsewhere in the Schedule 13D, there have been no other transactions in the class of securities reported on that were effected by the Reporting Person within the past sixty days.

(d) Not applicable.

(e) As a result of the sales of shares of Common Stock by the Reporting Person and the increase in the number of issued and outstanding shares of the Issuer, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock as of June 1, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2021

	By:	/s/ Rahul Nayar